

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

David Lazar
Chief Executive Officer
Zyrox Mining International, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: Zyrox Mining International, Inc.**
> **Registration Statement on Form 10**
> **Filed September 18, 2020**
> **File No. 000-56204**

Dear Mr. Lazar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dave Natan